

Mail Stop 3720

August 15, 2017

Christian Miller
Chief Financial Officer
Creative Learning Corporation
701 Market Street, Suite 113
St. Augustine, FL

> **Re: Creative Learning Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 21, 2017**
> **File No. 000-52883**

Dear Mr. Miller:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ Celeste M. Murphy for

     Larry Spirgel
     Assistant Director
     AD Office 11 – Telecommunications